UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- ☐ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update**
- ☒ **Form C/A: Amendment to Offering Statement**
- ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer: SHaD Momentum, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: November 14, 2024

Physical address of issuer: 1934 Old Gallows Road, Suite 350, Tysons Corner, VA 22182

Website of issuer: N/A

Is there a Co-Issuer   No

Name of intermediary through which the offering will be conducted: Crowdfund My Deal, LLC

CIK number of the intermediary: 0001961869

SEC file number of intermediary: 007-00399

CRD number, if applicable, of intermediary: 325305

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the offering:

Two percent (2) of amount raised in the offering; $1,000 onboarding fee; $299 monthly service fee commencing the second month of engagement; $5 per investor fee for technology services

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Class C membership interests

Target number of securities to be offered: 46

Price (or method for determining price): $110.00

Target offering amount: $5,060.00

Oversubscriptions accepted: ☒ Yes   ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis   ☐ First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $4,999,940.00

Deadline to reach the target offering amount: January 27, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cash & Cash Equivalents:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	$17,750	Prior fiscal year-end:	0
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-$17,750	Prior fiscal year-end:	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Delaware**	**DE**	X	**North Carolina**	**NC**	X	**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**	X	**British Columbia**	**A1**
X	**Georgia**	**GA**	X	**Ohio**	**OH**	X	**Manitoba**	**A2**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**	X	**New Brunswick**	**A3**
X	**Idaho**	**ID**	X	**Oregon**	**OR**	X	**Newfoundland**	**A4**
X	**Illinois**	**IL**	X	**Pennsylvania**	**PA**	X	**Nova Scotia**	**A5**
X	**Indiana**	**IN**	X	**Rhode Island**	**RI**	X	**Ontario**	**A6**
X	**Iowa**	**IA**	X	**South Carolina**	**SC**	X	**Prince Edward Island**	**A7**
X	**Kansas**	**KS**	X	**South Dakota**	**SD**		**Quebec**	**A8**
X	**Kentucky**	**KY**	X	**Tennessee**	**TN**		**Saskatchewan**	**A9**
X	**Louisiana**	**LA**	X	**Texas**	**TX**		**Yukon**	**B0**
X	**Maine**	**ME**	X	**Utah**	**UT**		**Canada (Federal Level)**	**Z4**
X	**Maryland**	**MD**	X	**Vermont**	**VT**			
X	**Massachusetts**	**MA**	X	**Virginia**	**VA**			
X	**Michigan**	**MI**	X	**Washington**	**WA**			
X	**Minnesota**	**MN**	X	**West Virginia**	**WV**			
X	**Mississippi**	**MS**	X	**Wisconsin**	**WI**			
X	**Missouri**	**MO**	X	**Wyoming**	**WY**			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SHaD Momentum, LLC
_____
(Issuer)

/s/ Tracy Prigmore, managing member of TLTsolutions, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tracy Prigmore
_____
(Signature)

Managing member of TLTsolutions, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer
_____
(Title)

July 1, 2025
_____
(Date)

/s/ Venuss Gervin
_____
(Signature)

Managing Member of Emerald Hospitality Group, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC, Principal Executive Officer
_____
(Title)

July 1, 2025
_____
(Date)